Exhibit 2

Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS January-September Third Quarter 2020 2019 % var I-t-l % var 2020 2019 % var I-t-l % var Consolidated cement volume 3,919 4,892 (20%) 1,475 1,647 (10%) Consolidated domestic gray cement volume 3,634 4,392 (17%) 1,374 1,480 (7%) Consolidated ready-mix volume 1,178 1,831 (36%) 463 601 (23%) Consolidated aggregates volume 2,427 4,377 (45%) 931 4,426 (35%) Net sales 571 752 (24%) (18%) 209 245 (15%) (8%) Gross profit as % of net sales 229 40.0% 290 38.6% (21%) 1.4pp (16%) 87 41.8% 96 39.2% (9%) 2.6pp (2%) Operating earnings (loss) before other expenses, net as % of net sales 69 12.1% 87 11.6% (21%) 0.5pp (15%) 32 15.2% 27 11.2% 15% 4.0pp 26% Controlling interest net income (loss) -129 8 NA -109 -4 (2974%) Operating EBITDA as % of net sales 126 22.0% 146 19.4% (14%) 2.6pp (9%) 51 24.2% 46 18.7% 10% 5.5pp 19% Free cash flow after maintenance capital expenditures 68 52 31% 40 12 238% Free cash flow 66 50 32% 39 12 228% Net debt 659 765 (14%) 659 765 (14%) Total debt 688 788 (13%) 688 788 (13%) Earnings (loss) of continued operations per share (0.23) 0.01 N/A (0.20) (0.01) (2965%) Shares outstanding at end of period 558 557 0% 558 557 0% Employees 3,932 3,896 1% 3,932 3,896 1% Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of US dollars, except volumes, percentages, employees, and per-share amounts. Shares outstanding are presented in millions. Consolidated net sales during the third quarter of 2020 declined by 8% on a like-to-like basis adjusting for foreign exchange fluctuations, compared with those of the third quarter of 2019. Cost of sales as a percentage of net sales during the third quarter decreased by 2.6pp from 60.8.% to 58.2%, on a year-over-year basis. Operating expenses as a percentage of net sales during the quarter declined by 1.3pp from 27.9% to 26.6%, compared to those of 2019. Operating EBITDA during the third quarter of 2020 increased by 19% on a like-to-like basis, compared with that of the third quarter of 2019. Operating EBITDA margin during the third quarter of 2020 increased by 5.5pp, compared with that of the third quarter of 2019. Controlling interest net income during the third quarter was a loss of US$109 million due to a non-cash impairment of goodwill and idle assets. Net debt declined US$48 million from June to September, reaching US$659 million.

OPERATING RESULTS

Colombia

	January - September				Third Quarter			
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	284	376	(25%)	(14%)	115	127	(9%)	1%
Operating EBITDA	57	59	(4%)	8%	28	20	42%	59%
Operating EBITDA margin	19.9%	15.7%	4.2pp		24.6%	15.7%	8.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(20%)	(6%)	(30%)	(12%)	(33%)	(13%)
Price (USD)	(5%)	(3%)	(10%)	(9%)	(12%)	(15%)
Price (local currency)	9%	8%	3%	2%	(0%)	(5%)

Year-over-year percentage variation.

In Colombia, after the sharp decline in cement demand during April and May due to the lockdowns, industry volumes reached nearly 2019 levels during the third quarter. Our cement volumes declined by 6% during the quarter, reflecting an impact due to our price increase implemented in July and a high base of comparison as a new competitor entered the market in late 2019.

Our cement prices increased by 2% and 8% on a sequential and year-over-year basis, respectively, reaching the highest level since 2016 in local-currency terms. The improvement on a sequential basis reflects our price increase implemented in July.

Panama

	January - September				Third Quarter			
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	58	143	(60%)	(60%)	16	45	(64%)	(64%)
Operating EBITDA	8	38	(78%)	(78%)	1	14	(89%)	(89%)
Operating EBITDA margin	14.6%	26.8%	(12.2pp)		9.0%	30.7%	(21.7pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(60%)	(63%)	(74%)	(87%)	(69%)	(82%)
Price (USD)	(6%)	(5%)	(6%)	(1%)	(8%)	(19%)
Price (local currency)	(6%)	(5%)	(6%)	(1%)	(8%)	(19%)

Year-over-year percentage variation.

Panama is the country in the region with the longest and most severe restrictions on mobility and activity. Following government regulations, our operations resumed regular activities in mid-September. Hardware stores and certain infrastructure projects could operate during the quarter, while formal construction sites resumed operations in mid-September.

Our quarterly cement volumes declined by 63%. In addition to the COVID-19 restrictions, our performance reflects a new cement producer which came into the market during late June.

2020 Third Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - September				Third Quarter			
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	67	80	(17%)	(18%)	21	25	(15%)	(12%)
Operating EBITDA	22	24	(9%)	(10%)	7	5	49%	54%
Operating EBITDA margin	32.4%	29.6%	2.8pp		34.3%	19.6%	14.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(13%)	(21%)	(21%)	(17%)	(70%)	(79%)
Price (USD)	(5%)	(5%)	(7%)	(8%)	107%	169%
Price (local currency)	(6%)	(1%)	(9%)	(5%)	102%	179%

Year-over-year percentage variation.

In Costa Rica, our cement volumes during the third quarter declined by 21%. COVID-19 cases in the country accelerated in late June, prompting a 9-day quarantine in July only for the districts impacted by a COVID-19 surge. Although the lockdown did not impact our operations directly, it curbed cement demand during that period.

Our quarterly prices improved by 2% sequentially and declined by 1% year-over-year, in local-currency terms. The sequential improvement reflects our price increase of around 4% for bagged cement, effective on June.

Rest of CLH

	January - September				Third Quarter			
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	174	164	6%	7%	60	51	18%	19%
Operating EBITDA	58	46	25%	27%	21	14	50%	52%
Operating EBITDA margin	33.5%	28.3%	5.2pp		34.5%	27.1%	7.4pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	11%	25%	(17%)	(30%)	(38%)	(54%)
Price (USD)	(4%)	(3%)	1%	(0%)	2%	(15%)
Price (local currency)	(2%)	(2%)	2%	1%	5%	(12%)

Year-over-year percentage variation.

Our cement volumes improved by 25% during the quarter, reaching the highest level since the third quarter of 2016. Cement volumes increased in all countries of the Rest of CLH region.

In Guatemala, our cement volumes improved during the quarter supported by an acceleration in the self-construction sector, segment where we have a higher relative presence. Additionally, our volumes benefited from tighter controls in the northern border—implemented because of COVID-19—which restrained flows of illegal cement imports.

In Nicaragua, we are encouraged by the improvement in construction activity observed during the quarter and the first nine months of the year. Our cement volumes increased during the quarter driven by the self-construction sector, as well as by government-sponsored projects, such as a hospital, highways, and a social-housing complex.

2020 Third Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2020	2019	% var	2020	2019	% var
Operating earnings before other expenses, net	69	87	(21%)	32	27	15%
+ Depreciation and operating amortization	57	59		19	18	
Operating EBITDA	126	146	(14%)	51	46	10%
- Net financial expense	39	40		13	13	
- Capital expenditures for maintenance	10	30		6	13	
- Change in working Capital	6	(9)		(13)	(4)	
- Taxes paid	(2)	35		2	12	
- Other cash items (Net)	5	(1)		3	2	
Free cash flow after maintenance capital exp	68	52	31%	40	12	238%
- Strategic Capital expenditures	2	1		1	-	
Free cash flow	66	50	32%	39	12	228%

In millions of US dollars, except percentages.

Information on Debt

	Third Quarter			Second Quarter
	2020	2019	% var	2020
Total debt [1, 2]	688	788		785
Short term	3%	18%		6%
Long term	97%	82%		94%
Cash and cash equivalents	30	23	28%	78
Net debt	659	765	(14%)	707
Net debt / LTM[3] EBITDA	3.7x	3.8x		4.1x

	Third Quarter	
	2020	2019
Currency denomination		
U.S. dollar	98%	99%
Colombian peso	2%	1%
Interest rate		
Fixed	67%	60%
Variable	33%	40%

In millions of US dollars, except percentages.
[1] Includes leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.
[3] Refers to "Last Twelve Months"

2020 Third Quarter Results

Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - September				Third Quarter			
INCOME STATEMENT	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	571,417	751,826	(24%)	(18%)	209,064	244,644	(15%)	(8%)
Cost of sales	(342,734)	(461,730)	26%		(121,721)	(148,824)	18%	
Gross profit	**228,683**	**290,096**	**(21%)**	**(16%)**	**87,343**	**95,820**	**(9%)**	**(2%)**
Operating expenses	(159,601)	(202,969)	21%		(55,655)	(68,361)	19%	
Operating earnings (loss) before other expenses, net	**69,082**	**87,127**	**(21%)**	**(15%)**	**31,688**	**27,459**	**15%**	**26%**
Other expenses, net	(130,264)	(12,337)	(956%)		(125,519)	(4,244)	(2858%)	
Operating earnings (loss)	**(61,182)**	**74,790**	**n/a**		**(93,831)**	**23,215**	**n/a**	
Financial expenses	(38,711)	(39,598)	2%		(12,237)	(12,591)	3%	
Other income (expenses), net	(18,436)	(22,595)	18%		3,122	(16,708)	n/a	
Net income (loss) before income taxes	**(118,329)**	**12,597**	**n/a**		**(102,946)**	**(6,084)**	**(1592%)**	
Income tax	(11,489)	(5,036)	(128%)		(6,996)	2,502	n/a	
Consolidated net income (loss)	**(129,818)**	**7,561**	**n/a**		**(109,942)**	**(3,582)**	**(2969%)**	
Non-controlling interest net income	765	18	4071%		679	27	2454%	
Controlling Interest Net Income (loss)	**(129,053)**	**7,579**	**n/a**		**(109,263)**	**(3,555)**	**(2974%)**	
Operating EBITDA	**125,600**	**146,003**	**(14%)**	**(9%)**	**50,546**	**45,827**	**10%**	**19%**
Earnings (loss) of continued operations per share	**(0.23)**	**0.01**	**n/a**		**(0.20)**	**(0.01)**	**(2965%)**	

	as of September 30		
BALANCE SHEET	2020	2019	% var
Total Assets	**2,616,830**	**2,934,625**	**(11%)**
Cash and Temporary Investments	29,755	23,193	28%
Trade Accounts Receivables	63,507	79,833	(20%)
Other Receivables	52,887	54,383	(3%)
Inventories	70,077	76,176	(8%)
Other Current Assets	17,395	13,708	27%
Current Assets	233,621	247,293	(6%)
Fixed Assets	982,144	1,113,189	(12%)
Other Assets	1,401,065	1,574,143	(11%)
Total Liabilities	**1,294,500**	**1,412,635**	**(8%)**
Current Liabilities	242,000	392,858	(38%)
Long-Term Liabilities	990,402	1,002,663	(1%)
Other Liabilities	62,098	17,114	263%
Consolidated Stockholders' Equity	**1,322,330**	**1,521,990**	**(13%)**
Non-controlling Interest	4,680	5,116	(9%)
Stockholders' Equity Attributable to Controlling Interest	1,317,650	1,516,874	(13%)

2020 Third Quarter Results
Page 6

OPERATING RESULTS Income statement & balance sheet CEMEX Latam Holdings, S.A. and Subsidiaries in millions of Colombian Pesos in nominal terms, except per share amounts January-September Third Quarter INCOME STATEMENT 2020 2019 % var 2020 2019 % var Net sales 2,149,540 2,456,598 (12%) 792,967 830,568 (5%) Cost of sales (1,289,286) (1,508,707) 15% (461,679) (505,314) 9% Gross profit 860,254 947,891 (9%) 331,288 325,344 2% Operating expenses (600,383) (663,204) 9% (211,097) (232,111) 9% Operating earnings (loss) before other expenses, net 259,871 284,687 (9%) 120,191 93,233 29% Other expenses, net (490,024) (40,311) (1116%) (476,088) (14,410) (3204%) Operating earnings (loss) (230,153) 244,376 n/a (355,897) 78,823 n/a Financial expenses (145,624) (129,386) (13%) (46,413) (42,751) (9%) Other income (expenses), net (69,351) (73,829) 6% 11,843 (56,729) n/a Net income (loss) before income taxes (445,128) 41,161 n/a (390,467) (20,657) (1790%) Income tax (43,128) (16,456) (163%) (26,538) 8,494 n/a Consolidated net income (loss) (488,346) 24,705 n/a (417,005) (12,163) (3329%) Non-controlling interest net income 2,878 60 4702% 2,577 94 2649% Controlling interest Net Income (loss) (485,468) 24,765 n/a (414,428) (12,069) (3334%) Operating EBITDA 472,479 477,068 (1%) 191,720 155,599 23% Earnings (loss) of continued operations per share (875) 44 n/a (747) (22) (3324%) as of September 30 BALANCE SHEET 2020 2019 % var Total Assets 10,150,525 10,159,700 (0%) Cash and Temporary Invetments 115,450 80,294 44% Trade Accounts Receivables 246,340 276,384 (11%) Other Receivables 205,147 188,276 9% Inventories 271,823 263,722 3% Other Current Assets 67,472 47,455 42% Current Assets 906,202 856,131 6% Fixed Assets 3,809,680 3,853,872 (1%) Other Assets 5,434,643 5,449,697 (0%) Total Liabilities 5,021,288 4,890,556 3% Current Liabilities 938,705 1,360,078 (31%) Long-Term Liabilities 3,841,711 3,471,231 11% Other Liabilities 240,872 59,247 307% Consolidated Stockholders’ Equity 5,129,237 5,269,144 (3%) Non-controlling Interest 18,150 17,709 2% Stockholders’ Equity Attributable to Controlling Interest 5,111,087 5,251,435 (3%)

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - September				Third Quarter			
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
NET SALES								
Colombia	283,689	376,324	(25%)	(14%)	115,049	126,673	(9%)	1%
Panama	57,526	143,038	(60%)	(60%)	16,342	45,182	(64%)	(64%)
Costa Rica	66,829	80,109	(17%)	(18%)	21,157	24,901	(15%)	(12%)
Rest of CLH	173,840	164,369	6%	7%	60,226	51,195	18%	19%
Others and intercompany eliminations	(10,467)	(12,014)	13%	13%	(3,709)	(3,307)	(12%)	(12%)
TOTAL	**571,417**	**751,826**	**(24%)**	**(18%)**	**209,064**	**244,644**	**(15%)**	**(8%)**
GROSS PROFIT								
Colombia	112,220	139,944	(20%)	(9%)	48,573	47,985	1%	13%
Panama	13,221	50,327	(74%)	(74%)	3,212	18,364	(83%)	(83%)
Costa Rica	33,454	37,134	(10%)	(11%)	11,075	9,491	17%	21%
Rest of CLH	72,095	63,021	14%	16%	25,176	19,166	31%	33%
Others and intercompany eliminations	(2,307)	(330)	(599%)	N/A	(693)	814	N/A	N/A
TOTAL	**228,683**	**290,096**	**(21%)**	**(16%)**	**87,343**	**95,820**	**(9%)**	**(2%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Colombia	38,211	38,729	(1%)	10%	21,941	13,295	65%	84%
Panama	(3,130)	25,424	N/A	N/A	(2,050)	9,731	N/A	N/A
Costa Rica	18,091	20,216	(11%)	(12%)	6,145	3,742	64%	70%
Rest of CLH	52,097	40,699	28%	30%	18,517	12,061	54%	55%
Others and intercompany eliminations	(36,187)	(37,941)	5%	5%	(12,865)	(11,370)	(13%)	(13%)
TOTAL	**69,082**	**87,127**	**(21%)**	**(15%)**	**31,688**	**27,459**	**15%**	**26%**
OPERATING EBITDA								
Colombia	56,585	58,974	(4%)	8%	28,343	19,901	42%	59%
Panama	8,386	38,281	(78%)	(78%)	1,469	13,869	(89%)	(89%)
Costa Rica	21,625	23,689	(9%)	(10%)	7,264	4,878	49%	54%
Rest of CLH	58,219	46,442	25%	27%	20,771	13,861	50%	52%
Others and intercompany eliminations	(19,215)	(21,383)	10%	10%	(7,301)	(6,682)	(9%)	(9%)
TOTAL	**125,600**	**146,003**	**(14%)**	**(9%)**	**50,546**	**45,827**	**10%**	**19%**
OPERATING EBITDA MARGIN								
Colombia	19.9%	15.7%	4.2pp		24.6%	15.7%	8.9pp	
Panama	14.6%	26.8%	(12.2pp)		9.0%	30.7%	(21.7pp)	
Costa Rica	32.4%	29.6%	2.8pp		34.3%	19.6%	14.7pp	
Rest of CLH	33.5%	28.3%	5.2pp		34.5%	27.1%	7.4pp	
TOTAL	**22.0%**	**19.4%**	**2.6pp**		**24.2%**	**18.7%**	**5.5pp**	

2020 Third Quarter Results Page 8

OPERATING RESULTS

CEMEX LatAm Holdings

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - September			Third Quarter		
	2020	2019	% var	2020	2019	% var
Total cement volume [1]	3,919	4,892	(20%)	1,475	1,647	(10%)
Total domestic gray cement volume	3,634	4,392	(17%)	1,374	1,480	(7%)
Total ready-mix volume	1,178	1,831	(36%)	463	601	(23%)
Total aggregates volume	2,427	4,377	(45%)	931	1,426	(35%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - September 2020 vs. 2019	Third Quarter 2020 vs. 2019	Third Quarter 2020 vs. Second Quarter 2020
DOMESTIC GRAY CEMENT			
Colombia	(20%)	(6%)	66%
Panama	(60%)	(63%)	187%
Costa Rica	(13%)	(21%)	(7%)
Rest of CLH	11%	25%	8%
READY-MIX			
Colombia	(30%)	(12%)	118%
Panama	(74%)	(87%)	1702%
Costa Rica	(21%)	(17%)	(8%)
Rest of CLH	(17%)	(30%)	(15%)
AGGREGATES			
Colombia	(33%)	(13%)	128%
Panama	(69%)	(82%)	373%
Costa Rica	(70%)	(79%)	(57%)
Rest of CLH	(38%)	(54%)	(3%)

2020 Third Quarter Results Page 9

OPERATING RESULTS Price Summary Variation in U.S. dollars Variation in local currency January - September Third Quarter 2020 2019 % var l-t-l % var 2020 2019 % var l-t-l % var Net sales 67 80 (17%) (18%) 21 25 (15%) (12%) Operating EBITDA 22 24 (9%) (10%) 7 5 49% 54% Operating EBITDA margin 32.4% 29.6% 2.8pp 34.3% 19.6% 14.7pp In millions of US dollars, except percentages. Domestic gray cement Ready-Mix Aggregates January - September Third Quarter January - September Third Quarter January - September Third Quarter Volume (13%) (21%) (21%) (17%) (70%) (79%) Price (USD) (5%) (5%) (7%) (8%) 107% 169% Price (local currency) (6%) (1%) (9%) (5%) 102% 179% Year-over-year percentage variation. January - September Third Quarter 2020 2019 % var l-t-l % var 2020 2019 % var l-t-l % var Net sales 174 164 6% 7% 60 51 18% 19% Operating EBITDA 58 46 25% 27% 21 14 50% 52% Operating EBITDA margin 33.5% 28.3% 5.2pp 34.5% 27.1% 7.4pp In millions of US dollars, except percentages. Domestic gray cement Ready-Mix Aggregates January - September Third Quarter January - September Third Quarter January - September Third Quarter Volume 11% 25% (17%) (30%) (38%) (54%) Price (USD) (4%) (3%) 1% (0%) 2% (15%) Price (local currency) (2%) (2%) 2% 1% 5% (12%) Year-over-year percentage variation.

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - September		January - September		Third Quarter	
	2020 EoP	2019 EoP	2020 average	2019 average	2020 average	2019 average
Colombian peso	3,878.94	3,462.01	3,761.77	3,267.51	3,792.94	3,395.38
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	606.68	583.88	584.22	592.56	597.67	577.50
Euro	0.85	0.86	0.89	0.84	0.85	0.86

Amounts provided in units of local currency per US dollar.

2020 Third Quarter Results
Page 11

DEFINITIONS OF TERMS AND DISCLOSURES Relevant accounting effects included in the reported financial statements In the financial statements of the third quarter of 2020, approved by its Board of Directors, CEMEX Latam Holdings S.A. recognized a non-cash aggregate impairment charge in the income statement of $121.1 million dollars, within the line item other expenses, net. The impairment charge is comprised of $108.2 million of impairment from goodwill related to CLH’s businesses in Panama of $81.3 million and Costa Rica of $26.9 million, recognized under the line of Goodwill and other intangible assets, net, as well as of $12.9 million of impairment from idle fixed assets, recognized within the line of Property, machinery and equipment, net and right-of-use assets, net, mainly in assets of the cement sector in Panama for $11.1 million dollars and the aggregates business in Colombia for $1.8 millions of dollars. The aforementioned non-cash impairment charges, were caused by the negative effects on its operating results caused by the COVID-19 Pandemic resulting from the quarantine periods, social distancing and suspension and reduction of operations in accordance with the disposals issued by each government, as well as the high uncertainty regarding with the length and consequences in the different markets where CLH operates. These non-cash charges do not impact CLH’s liquidity, Operating EBITDA and cash taxes payable, nevertheless its total assets, net income and equity were affected in the quarter.

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.